Exhibit 1

RedHill Biopharma Reports Third Quarter 2019 Financial Results and Operational Highlights

Key Highlights:

  U.S. FDA approval of Talicia® for the treatment of Helicobacter pylori infection in adults

  Strategic partnership with Cosmo Pharmaceuticals, including investment of $36.3 million and exclusive rights to commercialize Aemcolo® in the U.S. for travelers’ diarrhea

  Accelerating expansion of commercial sales team in the U.S. ahead of planned launches of Aemcolo® and Talicia® in Q4/2019 and Q1/2020, respectively

  Debt-free balance sheet with approximately $59 million as of October 22, 2019 following the investment by Cosmo Pharmaceuticals

  Hosting an investor and analyst event in New York on November 22, 2019, to discuss planned U.S. commercial launches of Talicia® and Aemcolo®

  Management to host a conference call today at 8:30 a.m. EST to review the third quarter financial results and operational highlights

TEL-AVIV, Israel and RALEIGH, N.C., Nov. 19, 2019 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases, today reported its financial results and operational highlights for the third quarter ended September 30, 2019.

“The past month has been transformational for RedHill with the U.S. FDA approval of Talicia® and the strategic collaboration with Cosmo Pharmaceuticals, which included an investment of $36 million in RedHill and the in-licensing of an additional GI product, Aemcolo®,” said Micha Ben Chorin, RedHill’s Chief Financial Officer. “We are currently expanding our sales force and finalizing preparations for the planned U.S. commercial launches of Aemcolo® in the fourth quarter of 2019 and Talicia® in the first quarter of 2020.”

Financial highlights for the quarter ended September 30, 20191

  Net Revenues of $1.4 million in the third quarter of 2019, compared to $1.6 million in the second quarter of 2019.

  Gross Profit of $0.8 million in the third quarter of 2019, compared to $1.1 million in the second quarter of 2019.

  Research and Development Expenses of $2.8 million in the third quarter of 2019, compared to $7.0 million in the second quarter of 2019. The decrease is attributable primarily to completion of the Phase 3 study with Talicia® and the one-time PDUFA fee of $2.6 million for the Talicia® New Drug Application (NDA) in the second quarter of 2019.

  Selling, Marketing and Business Development Expenses of $4.9 million in the third quarter of 2019, compared to $4.1 million in the second quarter of 2019. The increase is attributable primarily to the Company’s launch preparations for Talicia®.

  General and Administrative Expenses of $2.9 million in the third quarter of 2019, compared to $2.4 million in the second quarter of 2019. The increase is attributable primarily to an increase in professional services expenses to support launch preparations for Talicia®.

  Operating Loss of $9.8 million in the third quarter of 2019, compared to $12.4 million in the second quarter of 2019. The decrease is attributable primarily to the lower R&D expenses.

  Net Cash Used in Operating Activities of $8.9 million in the third quarter of 2019, compared to $10.4 million in the second quarter of 2019. The decrease is attributable primarily to the one-time PDUFA fee of $2.6 million for the Talicia® NDA submission paid in the second quarter of 2019.

  Liquidity and Capital Resources

  Cash Balance2 as of September 30, 2019, was $25.6 million, compared to $34.9 million as of June 30, 2019. Cash balance as of October 22, 2019 was approximately $59 million, following the $36.3 million strategic investment in RedHill by Cosmo Pharmaceuticals.

  In July 2019, pursuant to the previously filed shelf registration statement, the Company filed a prospectus supplement for the issuance and sale of up to $60.0 million of the Company’s American Depositary Shares (“ADSs”) in an “at the market” (“ATM”) offering led by SVB Leerink LLC. As of September 30, 2019, no ADS’s have been offered, issued or sold under the ATM offering.

Commercial Highlights:

Talicia® (omeprazole magnesium, amoxicillin and rifabutin) delayed-release capsules 10 mg/250 mg3/12.5 mg
On November 4, 2019, RedHill announced that the U.S. Food and Drug Administration (FDA) approved Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults. RedHill expects to launch Talicia® in the U.S. during the first quarter of 2020.

Talicia® is the only rifabutin-based therapy approved for the treatment of H. pylori infection and is designed to address the high resistance of H. pylori bacteria to current clarithromycin-based standard-of-care therapies and the imperative need for new treatments.

Aemcolo® (rifamycin) and Strategic Investment by Cosmo Pharmaceuticals
On October 18, 2019, RedHill announced that it had entered into a strategic collaboration with Cosmo Pharmaceuticals N.V. (SIX: COPN), including an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo Pharmaceuticals of $36.3 million in RedHill.

Aemcolo® is a minimally absorbed antibiotic that is delivered to the colon approved by the FDA for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults4. RedHill plans to launch Aemcolo® in the U.S. in the fourth quarter of 2019.

Investor and Analyst Event
RedHill will host an investor and analyst event on Friday, November 22, 2019, in New York to provide an overview of the Company’s U.S. commercial strategy for launching Talicia® and Aemcolo®. A live webcast of the event, including the slide presentation, additional information and a replay, will be available on the Company's website: https://ir.redhillbio.com/events.

R&D Highlights:

RHB-104 - Crohn’s Disease
On October 11, 2019, RedHill announced full Week 52 results for all subjects in the previously announced positive Phase 3 randomized, controlled study of RHB-104 in Crohn’s disease (the MAP US study) and supportive top-line results from the open-label extension Phase 3 study (the MAP US2 study). The full Week 52 results of blinded treatment in the MAP US Phase 3 study with RHB-104 were consistent with the previously reported positive outcomes of the study. The study continued to meet its primary endpoint of clinical remission (CDAI < 150) at week 26 (36.7% vs. 22.4%, p=0.0048) and key secondary endpoints, further supporting the potential clinical benefit of treatment with RHB-104.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Infections
In light of supportive data received from the ongoing non-clinical program with RHB-204, RedHill plans to initiate pivotal Phase 3 study activities with RHB-204 for the treatment of pulmonary NTM infections in the first half of 2020, subject to completion of the ongoing non-clinical program and additional input from the FDA. The study is intended to assess the efficacy and safety of RHB-204 and potentially support its approval as a stand-alone, first-line treatment for Mycobacterium avium complex (MAC) disease, the most common cause of pulmonary NTM infections.

RHB-102 (Bekinda®) - Gastroenteritis and Gastritis
RedHill concluded a positive FDA meeting on the pediatric study plans required to potentially obtain pediatric labeling for RHB-102 (Bekinda) in addition to the intended adult labeling. RedHill is currently working toward a confirmatory Phase 3 study to support a potential NDA for RHB-102 (Bekinda) for acute gastroenteritis and gastritis, subject to FDA guidance. The confirmatory Phase 3 study will follow the successful completion of a first Phase 3 study with RHB-102 (Bekinda) for acute gastroenteritis and gastritis, the results of which were recently published in JAMA Open Networks5.

ABC294640 (opaganib, Yeliva®) - Cholangiocarcinoma and Additional Indications
The ongoing Phase 2a study evaluating the activity of orally-administered ABC294640 (Yeliva) in advanced cholangiocarcinoma continues to enroll patients in the second stage of the two-stage study design. Enrollment of the full cohort of 39 evaluable patients is expected to be completed in the coming months.

An investigator-sponsored study with ABC294640 (Yeliva) in prostate cancer is planned to be initiated at the Medical University of South Carolina (“MUSC”) by early 2020. The study is supported by a National Cancer Institute (NCI) grant awarded to MUSC.

Conference Call and Webcast Information:

The Company will host a conference call today, November 19, at 8:30 a.m. EST to review the third quarter 2019 financial results and operational highlights.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-866-966-1396; International: +1-631-510-7495 and Israel: +972-3-721-7998; The access code for the call is: 8998611.

The conference call will be broadcast live and will be available for replay for 30 days on the Company's website, http://ir.redhillbio.com/events.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) (Tel-Aviv Stock Exchange: RDHL) is a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill commercializes and promotes several gastrointestinal products in the U.S., Donnatal®, EnteraGam®, and Mytesi®, and is planning to launch Aemcolo® and Talicia® in the U.S.6 In November 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of Helicobacter pylori (H. pylori) infection in adults. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the timing of our launch of Talicia® and Aemcolo®, risks related to the commencement or the timing of our clinical trials with Bekinda® and Yeliva®, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, Aemcolo®, Donnatal®, EnteraGam® and Mytesi®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2019, as amended on May 15, 2019. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

About Aemcolo® (rifamycin)
Aemcolo® (rifamycin) is an orally administered, delayed release, minimally absorbed antibiotic approved for the treatment of travelers’ diarrhea caused by non-invasive strains of Escherichia coli in adults. Aemcolo® is the first antibiotic engineered with Cosmo Pharmaceuticals’ Multi Matrix Technology (MMX®). MMX technology allows the delivery of active pharmaceutical ingredients in a delayed and controlled manner to the full length of the colon.

INDICATION AND IMPORTANT SAFETY INFORMATION
Aemcolo® (rifamycin) is indicated for the treatment of Travelers’ Diarrhea caused by non-invasive strains of Escherichia coli in adults. Aemcolo® is not indicated in patients with diarrhea complicated by fever or bloody stool or due to pathogens other than non-invasive strains of Escherichia coli. To reduce the development of drug-resistant bacteria and maintain the effectiveness of Aemcolo® and other antibacterial drugs, Aemcolo® should be used only to treat or prevent infections that are proven or strongly suspected to be caused by susceptible bacteria.

CONTRAINDICATION
Aemcolo® is contraindicated in patients with a known hypersensitivity to rifamycin, any of the other rifamycin class antimicrobial agents (e.g., rifaximin), or any of the components in Aemcolo®.

WARNINGS AND PRECAUTIONS

  Risk of Persistent or Worsening Diarrhea Complicated by Fever and/or Bloody Stool: Aemcolo was not shown to be effective in patients with diarrhea complicated by fever and/or bloody stool or diarrhea due to pathogens other than noninvasive strains of coli and is not recommended for use in such patients. Discontinue use if diarrhea gets worse or persists more than 48 hours and consider alternative antibacterial therapy.
  Clostridium difficile-associated diarrhea: Evaluate if diarrhea occurs after therapy or does not improve or worsens during therapy.

ADVERSE EVENTS
Discontinuation of Aemcolo® in clinical trials due to adverse reactions occurred in 1% of patients. The most frequent adverse reactions leading to discontinuation were abdominal pain (0.5%) and pyrexia (0.3%). The most common adverse reactions that occurred in ~2% of Aemcolo®-treated patients in the clinical trials were constipation 3.5% and headache 3.3%. See Full prescribing information for Aemcolo® is available at www.aemcolo.com

To submit adverse event reports or product complaint reports, contact Aries Pharmaceuticals, Inc. at 1(888) 274-3708. You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch or call 1-800-FDA-1088 (1-800-332-1088).

TALICIA® IMPORTANT SAFETY INFORMATION

INDICATION AND USAGE
TALICIA is a three-drug combination of omeprazole, a proton pump inhibitor, amoxicillin, a penicillin-class antibacterial, and rifabutin, a rifamycin antibacterial, indicated for the treatment of Helicobacter pylori infection in adults.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of TALICIA and other antibacterial drugs, TALICIA should be used only to treat or prevent infections that are proven or strongly suspected to be caused by bacteria.

IMPORTANT SAFETY INFORMATION CONTRAINDICATIONS

  Known hypersensitivity to omeprazole, amoxicillin or any other beta-lactam antibacterial drugs, rifabutin or any other rifamycin, or any component of TALICIA.
  Rilpivirine-containing products.
  Delavirdine.
  Voriconazole.

WARNINGS AND PRECAUTIONS

  Hypersensitivity Reactions: Serious and occasionally fatal reactions (e.g., anaphylaxis) have been reported with components of TALICIA. If hypersensitivity reactions occur, discontinue TALICIA and institute immediate therapy (e.g., anaphylaxis management).
  Clostridioides difficile-Associated Diarrhea (CDAD): Evaluate if diarrhea occurs.
  Reduction in the Efficacy of Hormonal Contraceptives: Additional non-hormonal highly effective methods of contraception should be used while taking TALICIA.
  Acute Interstitial Nephritis (AIN): Observed in patients taking Proton Pump Inhibitors (PPIs) and penicillins. Discontinue TALICIA if AIN develops.
  Cutaneous and Systemic Lupus Erythematosus: Mostly cutaneous; new onset or exacerbation of existing disease; discontinue TALICIA and evaluate.

ADVERSE REACTIONS
Most common adverse reactions (≥1%) were diarrhea, headache, nausea, abdominal pain, chromaturia, rash, dyspepsia, oropharyngeal pain, vomiting, and vulvovaginal candidiasis.

DRUG INTERACTIONS
Components of TALICIA have the potential for clinically important drug interactions. See full prescribing information for important drug interactions with TALICIA.

USE IN SPECIFIC POPULATIONS

  TALICIA may cause fetal harm.
  Renal Impairment: Avoid use in severe renal impairment.
  Hepatic Impairment: Avoid use.

To report SUSPECTED ADVERSE REACTIONS, contact RedHill Biopharma INC. at 1-833-ADRHILL (1-833-237-4455) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.
Please also see full Prescribing Information.

REDHILL BIOPHARMA LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
NET REVENUES	1,401	2,206	4,701	7,001
COST OF REVENUES	629	598	1,471	2,253
GROSS PROFIT	772	1,608	3,230	4,748
RESEARCH AND DEVELOPMENT EXPENSES, net	2,799	6,624	15,143	19,084
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	4,892	3,040	12,175	9,333
GENERAL AND ADMINISTRATIVE EXPENSES	2,925	1,680	7,349	5,619
OPERATING LOSS	9,844	9,736	31,437	29,288
FINANCIAL INCOME	170	133	1,075	364
FINANCIAL EXPENSES	161	480	251	2,212
FINANCIAL EXPENSES (INCOME), net	(9)	347	(824)	1,848
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	9,835	10,083	30,613	31,136

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.03	0.04	0.11	0.14
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	283,687	234,960	283,687	220,560

REDHILL BIOPHARMA LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	11,634	29,005
Bank deposits	3,301	8,271
Financial assets at fair value through profit or loss	10,718	15,909
Trade receivables	853	958
Prepaid expenses and other receivables	2,338	1,876
Inventory	1,961	769
	30,805	56,788
NON-CURRENT ASSETS:
Bank deposits	151	140
Fixed assets	224	163
Right-of-use assets	3,745	—
Intangible assets	5,320	5,320
	9,440	5,623
TOTAL ASSETS	40,245	62,411

CURRENT LIABILITIES:
Accounts payable	4,794	3,324
Lease liabilities	943	—
Accrued expenses and other current liabilities	8,144	7,057
	13,881	10,381

NON-CURRENT LIABILITIES:
Derivative financial instruments	8	344
Lease liabilities	3,005	—
Royalty obligation	500	500
	3,513	844
TOTAL LIABILITIES	17,394	11,225

EQUITY:
Ordinary shares	767	767
Additional paid-in capital	219,505	219,505
Accumulated deficit	(197,421)	(169,086)
TOTAL EQUITY	22,851	51,186

TOTAL LIABILITIES AND EQUITY	40,245	62,411

REDHILL BIOPHARMA LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(9,835)	(10,083)	(30,613)	(31,136)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	782	468	2,278	2,007
Depreciation	288	22	744	67
Fair value adjustments on derivative financial instruments	(5)	471	(336)	2,088
Fair value losses (gains) on financial assets at fair value through profit or loss	14	28	(73)	140
Revaluation of bank deposits	98	3	28	80
Exchange differences in respect of lease liabilities	83	—	124	—
Exchange differences in respect of cash and cash equivalents	(1)	21	(40)	87
	1,259	1,013	2,725	4,469
Changes in assets and liability items:
Decrease (Increase) in trade receivables	110	(124)	105	(392)
Decrease (Increase) in prepaid expenses and other receivables	(23)	(519)	(462)	940
Decrease (Increase) in inventory	(135)	221	(1,192)	184
Increase (decrease) in accounts payable	51	(156)	1,470	(938)
Increase (decrease) in accrued expenses and other current liabilities	(321)	1,276	1,087	605
	(318)	698	1,008	399
Net cash used in operating activities	(8,894)	(8,372)	(26,880)	(26,268)
INVESTING ACTIVITIES:
Purchase of fixed assets	(1)	(3)	(135)	(18)
Change in investment in current bank deposits	6,000	—	4,931	4,869
Purchase of financial assets at fair value through profit or loss	(9)	(3,987)	(2,584)	(5,075)
Proceeds from sale of financial assets at fair value through profit or loss	5,748	1,951	7,848	5,401
Net cash provided by (used in) investing activities	11,738	(2,039)	10,060	5,177
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of expenses	—	23,552	—	23,552
Exercise of options into ordinary shares	—	—	—	355
Principal elements of lease payments	(206)	—	(591)	—
Repayment of payable in respect of intangible asset purchase	—	—	—	(500)
Net cash provided by (used in) financing activities	(206)	23,552	(591)	23,407
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,638	13,141	(17,411)	2,316
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1	(21)	40	(87)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,995	5,564	29,005	16,455
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,634	18,684	11,634	18,684
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	284	156	609	571
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING ACTIVITIES
Acquisition of right-of-use assets by means of lease liabilities	—	—	2,681	—

___________________________

1 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
2 Including cash and short-term investments (bank deposits and financial assets at fair value).
3 Each delayed-release capsule contains omeprazole 10 mg (equivalent to 10.3 mg omeprazole magnesium), amoxicillin 250 mg, and rifabutin 12.5 mg. For full prescribing information please see: https://www.accessdata.fda.gov/drugsatfda_docs/label/2019/213004lbl.pdf
4 Please see full prescribing information: www.aemcolo.com
5 Silverman RA, House SL, Meltzer AC, et al. Bimodal Release Ondansetron for Acute Gastroenteritis Among Adolescents and Adults: A Randomized Clinical Trial. JAMA Netw Open. 2019;2(11):e1914988. doi:https://doi.org/10.1001/jamanetworkopen.2019.14988
6 For full prescribing information see: Aemcolo®: www.Aemcolo.com; Mytesi®: www.Mytesi.com; EnteraGam® https://bit.ly/2N3q7DW; Talicia®: https://www.accessdata.fda.gov/drugsatfda_docs/label/2019/213004lbl.pdf.

Company contact:
Adi Frish
Senior VP of Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com